99 Bishopsgate
London EC2M 3XF
United [redacted]
Tel: +4
www.l

LATHAM&WATKINS

SEC MAIL PROCESSING SECTION
RECEIVED
APR 05 2007
WASHINGTON, D.C.
101

07022473

FIRM
Barce
Bruss

Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

SUPPL

File No. 82-03382

5 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

Iberdrola S.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-03382

On behalf of Iberdrola S.A. ("**Iberdrola**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Document	**Date**
1. Notification of Iberdrola's share transactions	6 March 2007
2. Notification of Iberdrola's share transactions	7 March 2007
3. Notification of Iberdrola's share transactions	8 March 2007
4. Notification of Iberdrola's share transactions	9 March 2007
5. Notification of Iberdrola's share transactions	12 March 2007
6. Notification of Iberdrola's share transactions	13 March 2007
7. Notification of Iberdrola's share transactions	14 March 2007
8. Notification of Iberdrola's share transactions	15 March 2007
9. Notification of Iberdrola's share transactions	16 March 2007
10. Notification of Iberdrola's share transactions	19 March 2007
11. Notification of Iberdrola's share transactions	20 March 2007
12. Notification of Iberdrola's share transactions	21 March 2007
13. Notification of Iberdrola's share transactions	22 March 2007
14. Notification of Iberdrola's share transactions	23 March 2007
15. Notification of Iberdrola's share transactions	26 March 2007

dlw 4/10

16.	Notification of Iberdrola's share transactions	27 March 2007
17.	Press release: The integration of Iberdrola and ScottishPower will give rise to a world energy giant	28 March 2007
18.	Notification to the Comisión Nacional del Mercado de Valores (the authority that regulates Spanish securities markets, hereinafter, "**CNMV**") of resolutions adopted at the General Shareholders' Meeting	29 March 2007
19.	Press release: Iberdrola shareholders endorse ScottishPower integration	29 March 2007
20.	Notification of Iberdrola's share transactions	29 March 2007
21.	Notification to the CNMV of the approval of the Scheme of Arrangement by shareholders of ScottishPower	30 March 2007
22.	Press release: Iberdrola satisfied following the transaction approval by ScottishPower shareholders	30 March 2007
23.	Notification of Iberdrola's share transactions	30 March 2007
24.	Notification of Iberdrola's share transactions	3 April 2007

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by [signature])

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

Additional communications regarding IBERDROLA's operation for ScottishPower

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases

Type of transaction	Number of shares	Price	Date
PURCHASE	1,000	32.18	05/03/2007
PURCHASE	760	32.21	05/03/2007
PURCHASE	1,000	32	05/03/2007
PURCHASE	1,000	32	05/03/2007
PURCHASE	1,000	32	05/03/2007
PURCHASE	1,000	32	05/03/2007
PURCHASE	1,000	32	05/03/2007
PURCHASE	273	32.21	05/03/2007
PURCHASE	1,000	32.9	05/03/2007
PURCHASE	588	32.85	05/03/2007
PURCHASE	1,912	32.95	05/03/2007
PURCHASE	2,500	32.55	05/03/2007
SALE	500	32.08	05/03/2007
SALE	125	32.04	05/03/2007
SALE	200	32.04	05/03/2007
SALE	220	32.04	05/03/2007
SALE	80	32.04	05/03/2007
SALE	70	32.04	05/03/2007
SALE	225	32.04	05/03/2007
SALE	90	32.04	05/03/2007
SALE	40	32.04	05/03/2007
SALE	30	32.06	05/03/2007
SALE	140	32.06	05/03/2007
SALE	180	32.06	05/03/2007
SALE	75	32.06	05/03/2007
SALE	115	32.06	05/03/2007
SALE	118	32.05	05/03/2007
SALE	125	32.05	05/03/2007
SALE	120	32.06	05/03/2007
SALE	135	32.06	05/03/2007
SALE	350	32.1	05/03/2007
SALE	25	32.06	05/03/2007

SALE	20	32.06	05/03/2007
SALE	870	32.14	05/03/2007
SALE	385	32.1	05/03/2007
SALE	600	32.07	05/03/2007
SALE	125	32.06	05/03/2007
SALE	20	32.14	05/03/2007
SALE	125	32.06	05/03/2007
SALE	75	32.06	05/03/2007
SALE	110	32.14	05/03/2007
SALE	170	32.24	05/03/2007
SALE	815	32.19	05/03/2007
SALE	170	32.19	05/03/2007
SALE	195	32.24	05/03/2007
SALE	180	32.19	05/03/2007
SALE	95	32.24	05/03/2007
SALE	410	32,15	05/03/2007

SALE	85	32.15	05/03/2007
SALE	70	32.15	05/03/2007
SALE	110	32.21	05/03/2007
SALE	90	32.2	05/03/2007
SALE	245	32.2	05/03/2007
SALE	165	32.01	05/03/2007
SALE	205	32.01	05/03/2007
SALE	215	32.01	05/03/2007
SALE	770	32.2	05/03/2007
SALE	280	32.2	05/03/2007
SALE	100	32.04	05/03/2007
SALE	75	32.04	05/03/2007
SALE	500	32.04	05/03/2007
SALE	3,000	32.12	05/03/2007
SALE	1,846	32.87	05/03/2007
SALE	75	32.5	05/03/2007
SALE	80	32.5	05/03/2007
SALE	30	32.5	05/03/2007
SALE	130	32.4	05/03/2007
SALE	350	32.5	05/03/2007
SALE	230	32.5	05/03/2007
SALE	150	32.48	05/03/2007
SALE	125	32.48	05/03/2007
SALE	190	32.38	05/03/2007
SALE	205	32.38	05/03/2007
SALE	400	32.32	05/03/2007
SALE	180	32.49	05/03/2007
SALE	120	32.5	05/03/2007
SALE	150	32.32	05/03/2007
SALE	115	32.51	05/03/2007
SALE	630	32.51	05/03/2007
SALE	110	32.51	05/03/2007
SALE	165	32.49	05/03/2007
SALE	75	32.5	05/03/2007
SALE	55	32.4	05/03/2007
SALE	205	32.51	05/03/2007
SALE	60	32.48	05/03/2007

SALE	270	32.48	05/03/2007
SALE	125	32.48	05/03/2007
SALE	140	32.49	05/03/2007
SALE	1.010	32.46	05/03/2007
SALE	980	32.42	05/03/2007
SALE	600	32.42	05/03/2007
SALE	175	32.57	05/03/2007
SALE	245	32.57	05/03/2007
SALE	380	32.57	05/03/2007
SALE	250	32.5	05/03/2007
SALE	65	32.32	05/03/2007
SALE	65	32.32	05/03/2007
SALE	190	32.32	05/03/2007
SALE	300	32.31	05/03/2007
SALE	55	32.31	05/03/2007
SALE	160	32.49	05/03/2007
SALE	180	32.49	05/03/2007
SALE	90	32.33	05/03/2007
SALE	350	32.33	05/03/2007
SALE	175	32.49	05/03/2007
SALE	190	32.33	05/03/2007
SALE	125	32.5	05/03/2007
SALE	300	32.32	05/03/2007
SALE	300	32.32	05/03/2007
SALE	42	32.5	05/03/2007

SALE	265	32.31	05/03/2007
SALE	365	32.49	05/03/2007
SALE	215	32.5	05/03/2007
SALE	85	32.5	05/03/2007
SALE	250	32.5	05/03/2007
SALE	120	32.31	05/03/2007
SALE	315	32.3	05/03/2007
SALE	325	32.3	05/03/2007
SALE	100	32.3	05/03/2007
SALE	95	32.3	05/03/2007
SALE	90	32.5	05/03/2007
SALE	185	32.5	05/03/2007
SALE	95	32.5	05/03/2007
SALE	868	32.48	05/03/2007
SALE	65	32.48	05/03/2007
SALE	150	32.43	05/03/2007
SALE	150	32.5	05/03/2007
SALE	50	32.43	05/03/2007
SALE	100	32.43	05/03/2007
SALE	180	32.4	05/03/2007
SALE	250	32.4	05/03/2007
SALE	85	32.39	05/03/2007
SALE	100	32.4	05/03/2007
SALE	200	32.4	05/03/2007
SALE	200	32.5	05/03/2007
SALE	130	32.32	05/03/2007
SALE	160	32.32	05/03/2007
SALE	115	32.32	05/03/2007
SALE	155	32.32	05/03/2007
SALE	80	32.32	05/03/2007

SALE	125	32.32	05/03/2007
SALE	125	32.32	05/03/2007
SALE	55	32.32	05/03/2007
SALE	140	32.32	05/03/2007
SALE	85	32.32	05/03/2007
SALE	215	32.32	05/03/2007
SALE	85	32.32	05/03/2007
SALE	180	32.31	05/03/2007
SALE	3,610	32.41	05/03/2007
SALE	115	32.37	05/03/2007
SALE	500	32.39	05/03/2007
SALE	100	32.38	05/03/2007
SALE	450	32.38	05/03/2007
SALE	287	32.38	05/03/2007
SALE	90	32.5	05/03/2007
SALE	110	32.5	05/03/2007
SALE	110	32.5	05/03/2007
SALE	255	32.5	05/03/2007
SALE	81	32.5	05/03/2007
SALE	230	32.5	05/03/2007
SALE	115	32.48	05/03/2007
SALE	50	32.87	05/03/2007
SALE	85	32.82	05/03/2007
SALE	195	32.31	05/03/2007
SALE	105	32.31	05/03/2007
SALE	105	32.31	05/03/2007
SALE	70	32.3	05/03/2007
SALE	120	32.32	05/03/2007
SALE	210	32.4	05/03/2007
SALE	170	32.04	05/03/2007
SALE	500	32.55	05/03/2007
SALE	7,428	32.28	05/03/2007

SALE	150	32.43	05/03/2007
CLEARANCE*	2	-	05/03/2007
CLEARANCE*	15	-	05/03/2007
CLEARANCE*	2	-	05/03/2007
CLEARANCE*	308	-	05/03/2007
CLEARANCE*	33	-	05/03/2007
CLEARANCE*	355	-	05/03/2007

* Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of Shares to which the derivative refers	Strike price	Class (American , European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 6th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,500	32.45	06/03/2007
PURCHASE	3,500	32.51	06/03/2007
PURCHASE	11,000	32.54	06/03/2007
PURCHASE	2,600	32.55	06/03/2007
PURCHASE	1,160	32.57	06/03/2007
SALE	275	32.4	06/03/2007
SALE	130	32.42	06/03/2007
SALE	400	32.43	06/03/2007
SALE	725	32.48	06/03/2007
SALE	185	32.52	06/03/2007
SALE	180	32.53	06/03/2007
SALE	330	32.54	06/03/2007
SALE	70	32.55	06/03/2007
SALE	3,365	32.6	06/03/2007
SALE	575	32.63	06/03/2007
SALE	338	32.64	06/03/2007
SALE	1,100	32.68	06/03/2007
SALE	590	32.79	06/03/2007
SALE	330	32.8	06/03/2007

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date
FUTURE 0307	SALE	4,600	32.54	N/A	06/03/2007	16/03/2007

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 7th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,500	32.42	07/03/2007
PURCHASE	3,500	32.49	07/03/2007
PURCHASE	9,256	32.5	07/03/2007
PURCHASE	2,400	32.55	07/03/2007
PURCHASE	5,000	32.56	07/03/2007
PURCHASE	1,348	32.58	07/03/2007
SALE	2,826	32.48	07/03/2007
SALE	2,815	32.49	07/03/2007
SALE	11,819	32.5	07/03/2007
SALE	960	32.51	07/03/2007
SALE	3.311	32.53	07/03/2007
SALE	850	32.54	07/03/2007
SALE	924	32.55	07/03/2007
SALE	385	32.56	07/03/2007
SALE	2,110	32.65	07/03/2007
CLEARANCE*	26,029	-	07/03/2007

*Portfolio clearance from another entity.

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 8th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	150	32.18	08/03/2007
PURCHASE	1,000	32.48	08/03/2007
PURCHASE	200	32.61	08/03/2007
PURCHASE	4,600	32.64	08/03/2007
PURCHASE	300	33.1	08/03/2007
PURCHASE	3,859	33.16	08/03/2007
PURCHASE	1,800	33.18	08/03/2007
SALE	360	32.59	08/03/2007
SALE	1,020	32.6	08/03/2007
SALE	210	32.64	08/03/2007
SALE	1,290	32.65	08/03/2007
SALE	635	32.69	08/03/2007
SALE	435	32.77	08/03/2007
SALE	1,975	32.8	08/03/2007
SALE	1,600	32.87	08/03/2007
SALE	180	32.99	08/03/2007
SALE	1,245	33.04	08/03/2007
SALE	1,360	33.05	08/03/2007
SALE	215	33.14	08/03/2007
SALE	10,000	33.15	08/03/2007
CLEARANCE*	4,416	-	08/03/2007
CLEARANCE**	7,262	-	08/03/2007

*Portfolio clearance from another entity

** Porfolio clearance to another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 9th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	202	33.16	09/03/2007
PURCHASE	1.613	33.16	09/03/2007
SALE	2,300	32.93	09/03/2007

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 12th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,500	33.23	12/03/2007
SALE	110	32.98	12/03/2007
SALE	100	33	12/03/2007
SALE	490	33.01	12/03/2007
SALE	205	33.03	12/03/2007
SALE	500	33.05	12/03/2007
SALE	630	33.06	12/03/2007
SALE	1,926	33.09	12/03/2007
SALE	885	33.1	12/03/2007
SALE	1,425	33.13	12/03/2007
SALE	1,652	33.19	12/03/2007
SALE	1,900	33.21	12/03/2007
SALE	65	33.22	12/03/2007
SALE	990	33.23	12/03/2007
SALE	445	33.27	12/03/2007
SALE	90	33.28	12/03/2007
SALE	1,190	33.3	12/03/2007
SALE	135	33.31	12/03/2007
SALE	135	33.33	12/03/2007
SALE	470	33.45	12/03/2007
SALE	1,700	35.22	12/03/2007
CLEARANCE*	1,995	-	12/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date
FUTURE 0307	SALE	85,200	33.12	N/A	12/03/2007	16/03/2007
FUTURE 0307	SALE	10,000	33.12	N/A	12/03/2007	16/03/2007
FUTURE 0607	PURCHASE	51,100	33.4	N/A	12/03/2007	15/06/2007
FUTURE 0607	PURCHASE	34,100	33.41	N/A	12/03/2007	15/06/2007
FUTURE 0607	PURCHASE	6,000	33.41	N/A	12/03/2007	15/06/2007
FUTURE 0607	PURCHASE	4,000	33.4	N/A	12/03/2007	15/06/2007

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 13th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	1,030	32.7	13/03/2007
SALE	85	32.76	13/03/2007
SALE	2,015	32.82	13/03/2007
SALE	2,160	33.03	13/03/2007
SALE	850	33.05	13/03/2007
CLEARANCE*	485	-	13/03/2007
CLEARANCE**	185	-	13/03/2007

(*) Portfolio clearance from another entity
(**) Portfolio clearance to another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 14th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	2,000	32.35	14/03/2007
PURCHASE	600	32.39	14/03/2007
PURCHASE	1,000	32.79	14/03/2007
PURCHASE	1,000	33.07	14/03/2007
PURCHASE	150	33.14	14/03/2007
SALE	500	32.35	14/03/2007
SALE	200	32.47	14/03/2007
SALE	160	32.51	14/03/2007
C	7,476	-	14/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date
FUTURES 0307	SALE	2,000	32.4	N/A	14/03/2007	16/03/2007
FUTURES 0607	PURCHASE	2,000	32.68	N/A	14/03/2007	16/03/2007

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 15th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each particular case:

Type of transaction	Number of shares	Price	Date
Purchase	860	32.85	15/03/2007
Purchase	2,000	33.01	15/03/2007
Purchase	900	33.13	15/03/2007
Sale	500	33.07	15/03/2007
Sale	400	33.1	15/03/2007
Sale	355	33.12	15/03/2007
Clearances*	200	-	15/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 16th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each particular case:

Type of transaction	Number of shares	Price	Date
Purchase	2,500	33.54	19/03/2007
Clearance*	438	-	19/03/2007
Clearance**	1,860	-	19/03/2007

(*) Portfolio clearance from another entity

(**) Portfolio clearance to another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American, European)	Maturity date	Price paid/received for the option

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 19th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the indicated date and procedures in each of the cases.

Type of transaction	Number of shares	Price	Date
PURCHASE	880	33.46	19/03/2007
PURCHASE	2,760	33.50	19/03/2007
PURCHASE	1,100	33.53	19/03/2007
PURCHASE	178	33.57	19/03/2007
PURCHASE	1,080	33.58	19/03/2007
PURCHASE	95	33.61	19/03/2007
PURCHASE	335	33.62	19/03/2007
PURCHASE	300	33.63	19/03/2007
PURCHASE	915	33.65	19/03/2007
PURCHASE	3,930	33.66	19/03/2007
PURCHASE	4,100	33.67	19/03/2007
PURCHASE	7,650	33.70	19/03/2007
PURCHASE	1,100	33.71	19/03/2007
PURCHASE	255	33.72	19/03/2007
PURCHASE	145	34	19/03/2007
PURCHASE	385	34.23	19/03/2007
PURCHASE	68,380	34.27	19/03/2007
SALE	33,053	33.44	19/03/2007
SALE	300	33.46	19/03/2007
SALE	395	33.55	19/03/2007
SALE	310	33.56	19/03/2007
SALE	5	33.67	19/03/2007
SALE	1,900	33.69	19/03/2007
SALE	200	33.70	19/03/2007
SALE	225	34.16	19/03/2007
CLEARANCE*	16,158	-	19/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 20th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	50	33.44	20/03/2007
PURCHASE	50	33.64	20/03/2007
PURCHASE	2,240	34.34	20/03/2007
PURCHASE	250	34.41	20/03/2007
PURCHASE	1,000	34.45	20/03/2007
PURCHASE	12,800	34.77	20/03/2007
SALE	1,200	34.29	20/03/2007
SALE	800	34.35	20/03/2007
SALE	237	34.37	20/03/2007
SALE	2,756	34.62	20/03/2007
CLEARANCE*	12,092	-	20/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 21st March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	500	32.71	21/03/2007
PURCHASE	95	34.54	21/03/2007
PURCHASE	1,605	34.55	21/03/2007
PURCHASE	25,600	34.61	21/03/2007
PURCHASE	150	34.62	21/03/2007
PURCHASE	300	34.63	21/03/2007
PURCHASE	200	34.64	21/03/2007
PURCHASE	1,115	34.7	21/03/2007
SALE	5,440	34.5	21/03/2007
SALE	500	34.52	21/03/2007
SALE	170	34.54	21/03/2007
SALE	2,000	35.55	21/03/2007
SALE	380	34.58	21/03/2007
SALE	4,968	34.59	21/03/2007
SALE	1,901	34.62	21/03/2007
SALE	40	34.7	21/03/2007
CLEARANCE*	4,417	-	21/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 22nd March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	5,282	34.81	22/03/2007
PURCHASE	2,850	34.85	22/03/2007
SALE	155	34.57	22/03/2007
SALE	1,640	34.58	22/03/2007
SALE	4,528	34.59	22/03/2007
SALE	55	34.64	22/03/2007
SALE	1,151	34.79	22/03/2007
SALE	125	34.85	22/03/2007
SALE	135	34.92	22/03/2007
SALE	3,000	34.94	22/03/2007
CLEARANCE*	34,920	-	22/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date
FUTURES 0607	PURCHASE	1,200	35.1	N/A	22/03/2007	15/06/2007

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 23rd March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	5,500	35.13	23/03/2007
PURCHASE	1,500	35.15	23/03/2007
CLEARANCE*	2,250	-	23/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the option refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 26th March 2007

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	110	35.06	26/03/2007
PURCHASE	2,000	35.14	26/03/2007
PURCHASE	304	35.29	26/03/2007
PURCHASE	750	35.3	26/03/2007
PURCHASE	296	35.31	26/03/2007
PURCHASE	290	35.5	26/03/2007
PURCHASE	210	38.09	26/03/2007
SALE	240	35.05	26/03/2007
SALE	1,010	35.08	26/03/2007
SALE	340	35.11	26/03/2007
SALE	275	35.41	26/03/2007
SALE	200	35.44	26/03/2007
SALE	3,000	35.46	26/03/2007
SALE	900	35.54	26/03/2007
SALE	830	35.6	26/03/2007
CLEARANCE*	39,420	-	26/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the derivative refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 27th March 2007

PRESS RELEASE

IBERDROLA, At full sail

28 March 2007

The Annual Shareholders Meeting will decide tomorrow on a share capital increase of up to €8,625 million

THE INTEGRATION OF IBERDROLA AND SCOTTISHPOWER WILL GIVE RISE TO A WORLD ENERGY GIANT

The new Group will have an enterprise value of approximately €65 billion

- **IBERDROLA and ScottishPower will have a combined capacity of 39,000 MW, reinforce a world leadership in renewable energy with 16,500 MW and have 21.7 million points of supply in Europe and the Americas**
- **The new Group, which already has a major presence in Spain, the UK, the United States, Mexico and Brazil, will create an Atlantic energy platform with a substantial project pipeline for continued growth**
- **The recommended offer has obtained all the required regulatory approvals and is due to take effect in April**

The integration of IBERDROLA and ScottishPower, announced last November 28 and valued at €17.1 billion, will create an energy giant of major international dimensions, with an enterprise value of approximately €65 billion.

The operation, one of the largest in Spanish corporate history, is subject to approvals at Shareholders Meetings that IBERDROLA and ScottishPower will hold tomorrow and Friday, respectively. IBERDROLA shareholders will vote on an increase in share capital of up to €8,625 million through the issue of up to 263.4 million new shares.

The integration of the two companies will create a Group with a combined capacity of 39,000 megawatts (MW), compared to the 30,500 MW that IBERDROLA has today (+28%). Of the new capacity, 32,500 MW will come from conventional generation plants, an increase of 25% from the 26,000 MW today.

The integrated Group will consolidate IBERDROLA's world leadership in renewable energy - including large-scale hydro - with a capacity of around 16,500 MW. In the coming years, the Company expects to sustain this leadership with more than 20,000 MW.

The union of IBERDROLA and ScottishPower will also strengthen the Company's world leadership in wind power. In addition to the nearly 5,000 MW in managed capacity, there will be nearly 2,000 MW in capacity, mainly from U.S. company PPM, as a result of which the capacity increase will be around 40%.

The integrated Group will also significantly increase its customer portfolio (+18%). The 18.4 million points of supply of IBERDROLA will be augmented by the 3.3 million of ScottishPower, reaching a total of 21.7 million between Europe and the Americas.

	[illegible]	[illegible]	
[illegible]	30.500	39.000	+ 28%
Points of Supply (Millions)	18,4	21,7	+ 18%

The Company will also have access to 2.7 billion cubic metres of gas storage capacity, both in the UK and also in the United States, with significant potential for growth in this area.

IBERDROLA and ScottishPower will have a very significant international profile, forming an Atlantic platform for energy development. Current operations include Spain, the United Kingdom, United States, Mexico, Brazil, Greece, Portugal, France, Germany, Italy, Poland, Guatemala, Bolivia and Chile. The group also has a large project pipeline for future growth.

The recommended offer has obtained all the necessary regulatory approvals: The European Commission unconditionally approved it on February 15 and in the United States the five authorizations have been received - Hart-Scott-Rodino (January 22), the Federal Energy Regulatory Commission (January 25), the Federal Communications Commission (February 5), Exxon-Florio (February 22) and the New York State Public Services Commission (February 28).


U.S.A.
ScottishPower
Mexico
Guatemala
Bolivia
Brazil
Chile
U.K.
Germany
Poland
France
Portugal
Spain
Italy
Greece

Following these authorizations, shareholder approval at the respective General Shareholder Meetings, and the legal requirements in the UK, the transaction is expected to be completed in April.

In line with the 2007-2009 Strategic Plan

The operation with ScottishPower is in line with IBERDROLA's 2007-09 Strategic Plan, unveiled on 4 October 2006 by Chairman Ignacio Galán, and which envisages both organic growth and corporate transactions.

The Plan calls for these corporate transactions to fulfil a series of both strategic criteria (they should preferably be in deregulated energy markets and with vertically integrated companies) and also financial criteria (they should maintain financial strength and enhance results), while also being friendly operations.

The integration of IBERDROLA and ScottishPower falls within these criteria and will enable the group to accelerate its previously projected growth and diversify risk, as well as offer new business opportunities arising from the creation of one of the largest electricity companies in the world.

The 2007-2009 Strategic Plan seeks an increase in profitability based on three basic pillars: growth, international expansion and efficiency. The main lines of action of IBERDROLA over the next three years will focus on four areas:

1. Renewables: covering points of demand (through hydro-electric pumping stations such as the La Muela II and Santa Cristina plants, while meeting environmental requirements. By the end of the Plan, the group will have 2,200 MW in pumping capacity.

2. Wind power: continuing to develop this energy source throughout the world, exploiting a project pipeline of around 18,500 MW.

3. Distribution: increasing points of supply and continuing to improve quality of service.

4. International: developing current presence and studying new opportunities.

IBERDROLA's new strategy has been designed with the goal of strengthening its commitment to all interest groups:

1. Shareholders: improving results and creating value.

2. Customers: increasing investments and improving quality of service.

3. Society: intensifying community projects while increasing investment in R+D+i and in those regions where the Company operates.

4. Employees: continuing priority on training and career development, exploiting new opportunities in the international arena.

Possible thanks to the success of the 2001-2006 Strategic Plan

The integration of IBERDROLA and ScottishPower would not be possible without the successful completion of the 2001-2006 Strategic Plan, a period during which investments of €15.3 billion helped the Company double profits (to €1,660 million) and become a stronger, more efficient and larger organization.

This quantitative and *qualitative* leap forward will enable IBERDROLA, once the transaction becomes effective, to become a global *company* able to play a significant role on the world stage. Its strategy, anticipating trends in the sector, was concentrated on basic business, environmental protection, operational efficiency and financial strength.

Among the principle milestones during the period were the construction of gas combined cycle plants with a total capacity of more than 11,000 MW: 5,600 MW in Spain (against the 4,000 MW envisaged), another 5,000 MW in Mexico and more than 600 MW in Brazil.

IBERDROLA has become the world's number one wind energy producer, with a renewable energy capacity of 5,000 MW[1], against the targeted 3,800 MW and the 500 MW installed at the start of the Plan.

Wind Power Capacity* (MW)



* Includes Minihydro
** Managed Capacity
x 10
500
3.800
5.000**
2000
Target 2006
Today

The Company's commitment to customers has been reflected in a quality of service well above the average for the rest of the sector in Spain. Between 2000 and 2006, IBERDROLA increased points of supply in Spain by 14% (+1.3 million) to more than 10 million, and distributed energy by 31% to 99,520 GWh, a figure that represents 40% of all consumption in Spain.

The improvement in quality reached 52% in Latin America, where there has been a 31% rise in the number of customers to 8.5 million with distributed energy rising 22% to 27,662 GWh compared with 2000.

[1] End 2006: 4.434 MW consolidated in accounts, 4.838 MW managed.
End February 2007: 4.531 MW consolidated accounts, 4.906 MW managed.

Value creation of nearly €20 billion

During the period of the Plan, IBERDROLA's financial strength has been reflected in a gearing of only 55%, while efficiency has doubled, as a result of which gross margin grew faster (+74%) than net operating costs (+49%).

As a fruit of these achievements, the IBERDROLA stock generated approximately €20 billion in value since the start of the Strategic Plan: the share price rose 43% in 2006 alone and between 2001 and last year it multiplied by two and a half times, rising from €13 to €33. Yesterday it closed at €35.65.


+180%
TSR 31/12/2000
to 28/12/2006
+70%
-2%
Iberdrola
IBEX-35
Euro Stoxx-50

The Company distributed €4.1 billion in dividends during this period, and in 2006 shareholder remuneration came to €1.06 per share - a dividend of €1.04 plus €0.02 attendance bonus at the Shareholders Meeting to be held tomorrow in Bilbao - exceeding the €1 per share dividend set as an objective in the Plan.

Total Shareholder Return (TSR) between 31 December 2000 and 28 December 2006 came to 180%, against 70% for the IBEX-35 index and a two percent fall for the Euro Stoxx-50.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction with respect to the proposed offer (the "Offer") by Iberdrola S.A. ("Iberdrola") of ScottishPower plc ("ScottishPower") ordinary shares, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The shares to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

If and when Iberdrola commences the Offer for the ordinary shares of ScottishPower and the Offer is implemented by way of a Scheme of Arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola issued to existing ScottishPower shareholders in connection with the Offer will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower will furnish the Offer document to the SEC under cover of a Form 6-K. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the effective date of the Offer will be subject to certain U.S. transfer restrictions relating to any Iberdrola shares received in connection with the Scheme.

Loan notes that may be issued in connection with the Offer have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

If and when Iberdrola determines to commence the Offer by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Takeover Offer") rather than the Scheme, Iberdrola will, to the extent that the shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower, the Offer and any Takeover Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by

applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

FORWARD-LOOKING STATEMENTS

This communication and other documents relating to the Offer contain forward-looking information and statements about ScottishPower and Iberdrola and their combined businesses after completion of the proposed Offer and otherwise. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower and Iberdrola believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower and Iberdrola shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower and Iberdrola, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower and Iberdrola to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower with the SEC on June 30, 2006.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or of ScottishPower. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in documents relating to the Offer are based on information available to Iberdrola on the date thereof. Except as required by applicable law, Iberdrola does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Bilbao, March 29, 2007

To the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]*

SUBJECT: Resolutions adopted at the General Shareholders' Meeting

Dear sirs:

We are pleased to inform you that the General Shareholders' Meeting of Iberdrola, S.A. ("**IBERDROLA,**" or the "**Company**"), held upon second call on the date hereof, has approved each and every one of the resolutions included in the Agenda for the call to meeting that was communicated to you on February 20, 2007, and which documentation (which was made available to the shareholders) was sent to you on February 26, 2007.

Such resolutions are the following:

I. Resolutions relating to the Annual Financial Statements and to corporate management

The shareholders acting at the General Shareholders' Meeting have approved the Annual Financial Statements for fiscal year 2006 and the Management Reports of the Company and of its consolidated Group, as well as the corporate management and the activities of the Board of Directors during such fiscal year 2006.

In addition, the shareholders acting at the General Shareholders' Meeting have approved the proposed application of results, which includes the payment of a gross dividend of 1.043 euro per share. Having made payment on January 2, 2007 of an interim dividend in the gross amount of 0.45 euro per share, on July 2, 2007 payment will be made in the gross amount of 0.593 euro for each of the shares of the Company that are outstanding on such date, including those shares issued within the framework of the capital increase for the Scottish Power Plc transaction.

II. Resolutions relating to the composition of the Board of Directors and the express authorizations and delegations made in favor of such decision-making body

The shareholders acting at the General Shareholders' Meeting have approved all of the proposals to ratify, re-appoint and appoint the Directors which were submitted thereto, i.e.:

- The ratification of the appointment of the Directors designated by interim appointment since the holding of the last General Shareholders' Meeting:

  a).- Mr. Íñigo Víctor de Oriol Ibarra.
  b).- Ms. Inés Macho Stadler.
  c).- Mr. Braulio Medel Cámara.
  d).- Mr. José Carlos Pla Royo.

- The re-appointment as Directors of:

  a).- Mr. José Orbegozo Arroyo.
  b).- Mr. Lucas María de Oriol López-Montenegro.
  c).- Mr. Mariano de Ybarra y Zubiría.
  d).- Mr. Xabier de Irala Estévez.
  e).- Mr. Íñigo Víctor de Oriol Ibarra.
  f).- Ms. Inés Macho Stadler.
  g).- Mr. Braulio Medel Cámara.

- The appointment as Director of Mr. Nicolás Osuna García.

As a result, the Board of Directors of IBERDROLA is made up of the following 15 Directors:

Director	Position	Type of Director
Mr. José Ignacio Sánchez Galán	Chairman & CEO	Executive
Mr. Juan Luis Arregui Ciársolo	Vice Chairman	External independent
Mr. Víctor de Urrutia Vallejo	Vice Chairman	External independent
Mr. José Orbegozo Arroyo	Member	External independent
Mr. Lucas María de Oriol López-Montenegro	Member	External independent
Mr. Ricardo Álvarez Isasi	Member	External independent
Mr. Mariano de Ybarra y Zubiría	Member	External independent
Mr. José Ignacio Berroeta Echevarría	Member	External independent
Mr. Julio de Miguel Aynat	Member	External independent
Mr. Sebastián Battaner Arias	Member	External independent
Mr. Xabier de Irala Estévez	Member	External proprietary
Mr. Íñigo Víctor de Oriol Ibarra	Member	External
Ms. Inés Macho Stadler	Member	External independent
Mr. Braulio Medel Cámara	Member	External independent
Mr. Nicolás Osuna García	Member	External independent

Furthermore, the shareholders acting at the General Shareholders' Meeting have also resolved to authorize the Board of Directors such that, subsequent to the culmination of the combination with Scottish Power Plc, it carry out a 4-for-1 split of IBERDROLA's shares. Pursuant to this stock split, the number of outstanding shares will be multiplied by 4, and the nominal value of each share will be reduced from 3 euros to 0.75 euro, without changing the amount of share capital.

The purposes of the stock split, which shall be carried out in all events upon the conclusion of the combination with Scottish Power Plc, are basically to offer greater liquidity and trading to the security and to favor the performance of investor loyalty programs (thus, for example, the Dividend Reinvestment Plan, which was commenced by the Company in 2006).

In addition, the shareholders acting at the General Shareholders' Meeting have approved the grant of the following express authorizations and delegations of power to the Board of Directors:

- Authorization for the derivative acquisition of the Company's own shares, by the Company and/or its controlled Companies, up to a limit of 5% of the share capital, for a maximum period of 18 months.

- Delegation, for a period of 5 years, of the power to issue: a) bonds or simple debentures and other fixed-income securities of a similar nature, as well as preferred stock, with a maximum limit of 20,000 million euros, and b) notes in the maximum amount, independently of the foregoing, of 4,000 million euros, and authorization for the Board to be able to guarantee, in the name of the Company, and within the limits set forth above, new issuances of securities made by controlled Companies.

- Authorization to request admission to and exclusion from trading on secondary securities markets of the securities issued or to be issued by the Company.

- Authorization to the Board of Directors for the creation and funding of Associations and Foundations, up to a total amount of 10 million euros.

III. Resolutions regarding adjustment to the Unified Good Governance Code and other updates of the By-Laws and Regulations

The shareholders acting at the General Shareholders' Meeting have also approved the proposed amendments of the By-Laws and of the Regulations for the General Shareholders' Meeting and the new re-stated text of these documents, and has also been apprised of the amendment and approval of the new re-stated text of the Regulations of the Board of Directors.

These amendments are intended to adapt IBERDROLA's internal regulations to the recommendations of the Unified Good Governance Code approved by the National Securities Market Commission *[Comisión Nacional del Mercado de Valores]* in May 2006, and to update such regulations in order to clarify the regulation of certain matters.

Notice is hereby given that the condition precedent to which approval of the amendment and new re-stated text of the Regulations of the Board of Directors, the Regulations of the Audit and Compliance Committee and the Nomination and Compensation Committee, and the Internal Regulations Conduct in the Securities Markets were subject, has therefore been complied with.

Therefore, as of the date hereof, the amendments and re-stated text of such Regulations have entered into effect, except for the Internal Regulations for Conduct in the Securities Markets, which, in accordance with the provisions thereof, will enter into force within a period of 30 days from compliance with the above-referenced condition precedent, i.e., April 28, 2007.

IV. Resolutions regarding the Scottish Power Plc Transaction

Within the framework of the agreement reached to combine with Scottish Power Plc, the shareholders acting at the General Shareholders' Meeting have resolved to increase IBERDROLA's share capital by a maximum of 263,377,413 shares, representing more than 20% of the share capital resulting from the increase. The consideration for such capital increase, for a maximum of approximately 8,625 million euros including the par value and the share premium, will be paid by means of non-cash contributions consisting of ordinary shares of Scottish Power Plc.

Additionally, the shareholders acting at the General Shareholders' Meeting have approved the issuance of simple debentures in the nominal amount of between 20 and 750 million pounds sterling in order to meet the requests of ordinary shareholders of Scottish Power Plc who choose to receive debentures in full or partial replacement of the cash consideration for their shares.

Furthermore, the shareholders acting at the General Shareholders' Meeting have authorized the continuation, upon completion of the Scottish Power Plc transaction, of the plans established for the employees of the Scottish Power Plc group in which there are rights remaining to acquire shares of this company after the transaction and the delivery of IBERDROLA shares, on the terms provided for in the Scottish Power Plc transaction, in connection with the shares of Scottish Power Plc issued following completion of the Scottish Power Plc transaction, to the holders of such remaining rights for settlement thereof.

Likewise, in order to meet IBERDROLA's commitments within the context of the Scottish Power Plc transaction, the shareholders acting at the General Shareholders' Meeting have authorized the Board of Directors to implement, develop and carry out plans intended for employees of the Scottish Power Plc group and to extend them to all employees of the new IBERDROLA Group, and for such purpose have resolved to increase the share capital by means of cash contributions in the amount of 11,649,266 shares (or 46,597,064 shares if increase is carried out after the execution of the stock split described above), with an exclusion of pre-emptive rights.

V. Resolutions regarding general matters

Lastly, the shareholders acting at the General Shareholders' Meeting have resolved to authorize the Board of Directors so that it may delegate powers to any of the Executive Committee, Mr. José Ignacio Sánchez Galán, Chairman & Chief Executive Officer, Mr. Federico San Sebastián Flechoso, Secretary of and Legal Counsel to the Board of Directors, or Mr. Julián Martínez-Simancas Sánchez, Vice-Secretary of the Board of Directors, to supplement, carry out and further develop all of the resolutions adopted by the shareholders at the General Shareholders' Meeting, as well as to correct and interpret them, and to give joint and several authorization to Mr. José Ignacio Sánchez Galán, to Mr. Federico San Sebastián Flechoso and to Mr. Julián Martínez-Simancas Sánchez to execute the appropriate public instruments, with the broadest powers to perform whatsoever acts may be necessary, executing the documents that may be required to record them with the Commercial Registry.

Finally, shareholders are informed that payment of the attendance premium in the gross amount of 0.02 euros per share to the shares present in person or by proxy at this

General Shareholders' Meeting, as agreed by the Board of Directors dated February 20, 2007, shall take place from April 16, 2007.

Sincerely,

The Secretary of the Board of Directors
Federico San Sebastián

IMPORTANT INFORMATION

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO PURCHASE, SELL OR EXCHANGE OR THE SOLICITATION OF AN OFFER TO PURCHASE, SELL OR EXCHANGE ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL WITH RESPECT TO THE PROPOSED ACQUISITION BY IBERDROLA, S.A. OF SCOTTISHPOWER PLC (THE "ACQUISITION"), NOR SHALL THERE BE ANY PURCHASE, SALE OR EXCHANGE OF SECURITIES OR SUCH SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE OR EXCHANGE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH JURISDICTION.

IF AND WHEN IBERDROLA, S.A. COMMENCES THE ACQUISITION FOR THE ORDINARY SHARES OF SCOTTISHPOWER PLC AND THE ACQUISITION IS IMPLEMENTED BY WAY OF A SCHEME OF ARRANGEMENT UNDER THE U.K. COMPANIES ACT 1985, AS AMENDED (THE "SCHEME"), ANY SECURITIES OF IBERDROLA, S.A. WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), BUT WILL BE ISSUED IN RELIANCE ON THE EXEMPTION PROVIDED BY SECTION 3(A)(10) THEREOF, AND SCOTTISHPOWER PLC WILL FURNISH THE ACQUISITION DOCUMENT TO THE SEC UNDER COVER OF A FORM 6-K. IF AND WHEN IBERDROLA, S.A. DETERMINES TO COMMENCE THE ACQUISITION BY WAY OF A TAKEOVER OFFER UNDER THE CITY CODE ON TAKEOVERS AND MERGERS OF THE UNITED KINGDOM (THE "OFFER") RATHER THAN THE SCHEME, IBERDROLA, S.A. WILL, TO THE EXTENT THAT THE SHARES ISSUED IN CONNECTION WITH THE PROPOSED ACQUISITION ARE REQUIRED TO BE REGISTERED IN THE UNITED STATES, FILE A REGISTRATION STATEMENT ON FORM F-4, WHICH WILL INCLUDE A PROSPECTUS, WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE STRONGLY ADVISED TO READ THE DOCUMENTS THAT WILL BE MADE AVAILABLE TO THEM, INCLUDING THE REGISTRATION STATEMENT AND PROSPECTUS, IF AND WHEN AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS MADE AVAILABLE TO THEM AND/OR THE SEC OR OTHER APPLICABLE REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IBERDROLA, S.A., SCOTTISHPOWER PLC, THE ACQUISITION AND ANY OFFER. SCOTTISHPOWER SHAREHOLDERS SHOULD ALSO READ THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT MAY BE FILED WITH THE SEC BY SCOTTISHPOWER RELATING TO THE ACQUISITION. IF AND WHEN FILED, INVESTORS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT, THE PROSPECTUS AS WELL AS OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND WILL RECEIVE INFORMATION AT AN APPROPRIATE TIME ON HOW TO

OBTAIN THESE TRANSACTION-RELATED DOCUMENTS FOR FREE FROM THE PARTIES INVOLVED OR A DULY APPOINTED AGENT.

THE DISTRIBUTION OF THIS COMMUNICATION MAY, IN SOME COUNTRIES, BE RESTRICTED BY LAW OR REGULATION. ACCORDINGLY, PERSONS WHO COME INTO POSSESSION OF THIS DOCUMENT SHOULD INFORM THEMSELVES OF AND OBSERVE THESE RESTRICTIONS. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE COMPANIES INVOLVED IN THE PROPOSED ACQUISITION DISCLAIM ANY RESPONSIBILITY OR LIABILITY FOR THE VIOLATION OF SUCH RESTRICTIONS BY ANY PERSON.

THE SHARES TO BE ISSUED IN CONNECTION WITH THE ACQUISITION MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A VALID EXEMPTION FROM REGISTRATION.

PRESS RELEASE

IBERDROLA, At full sail

29 March 2007

The Company today held its Annual General Shareholders Meeting at the Euskalduna Palace in Bilbao

IBERDROLA SHAREHOLDERS ENDORSE SCOTTISHPOWER INTEGRATION

The Company's share capital will be increased by up to € 8,625 million

- **IBERDROLA Chairman Ignacio Galán told shareholders that this integration "will create one of the largest companies in the global energy sector, with a total enterprise value of around €65 billion"**
- **The operation, valued at €17.1 billion and which will be submitted for approval tomorrow at the Extraordinary General Shareholders Meeting of ScottishPower, will be completed in April**
- **Galán described 2006 performance as excellent: "The objectives of the Strategic Plan have been achieved with a magnificent set of results that allow the Company to increase shareholder remuneration by more than 20%," to €1.06**

IBERDROLA shareholders, meeting today on second call at the Euskalduna Palace in Bilbao, gave their endorsement to the integration with ScottishPower, approving one of the largest capital increases in Spanish corporate history.

The Annual Shareholders Meeting approved a Board proposal to increase share capital through the issue of up to 263.4 million new shares, to meet the conditions of the friendly integration agreement reached with ScottishPower last November. The share issue is valued at up to €8,625 million.

Under the terms of the Offer, ScottishPower shareholders will receive 777 pence per share, comprising 400 pence in cash, plus a 12 pence extraordinary dividend, and the remainder (365 pence) in 0.1646 new IBERDROLA shares per ScottishPower share – based on the closing share price on November 27 (€32.75) and the exchange rate on that date of £1 =€1.4755.

The new shares will have a nominal value of €3 plus a paid-in surplus to be fixed before the agreement takes effect and which will not exceed €29.75, representing more than 20% of the new increased share capital of IBERDROLA.

The Shareholders Meeting also approved a Board proposal for a 1:4 stock split, reducing par value from €3 per share to €0.75. The operation will multiply the number of shares in circulation by four, without modifying the total share capital amount. The share split, common practice among large Ibex-35 stocks, aims at offering greater liquidity and facilitating loyalty schemes such as the Dividend Reinvestment Plan offered by the Company in 2006.

A milestone in a 100-year old company

IBERDROLA Chairman Ignacio Galán stressed during his address that the integration with ScottishPower "marks a new milestone in our century-long history, creating one of the largest companies in the global energy sector, with a total enterprise value of approximately €65 billion". He said it will also allow the Company to grow faster, have a more diversified project pipeline and obtain new business opportunities".

Total installed capacity of the new Group will be approximately 39,000 megawatts (MW)[1], of which 6,400 MW will be wind power, with more than 21 million points of supply. The Company will have access to 2.7 billion cubic metres of gas storage capacity. "IBERDROLA will be a larger and more international company", said Galán.

The operation, valued at €17.1 billion, will be submitted for shareholder approval at the Extraordinary General Shareholders Meeting of ScottishPower tomorrow in Glasgow, and will be completed in April once the requirements under British legislation have been met.

Galán recalled that all the necessary authorizations from the competent regulatory authorities have been obtained and said he wanted to "thank all the government administrations and political leaders for the unconditional support they have given this operation" paying particular tribute to the help and full support from key political leaders in Spain."

Ignacio Galán placed the integration agreement with ScottishPower in the context of IBERDROLA's Strategic Plan for the period 2007-09, announced on October 4 last year, and which envisages both organic growth and also corporate transactions such as this one.

He said the transaction is perfectly consistent with criteria set by the Company for these operations, that they should be in deregulated energy markets (the UK and the United States), with a vertically integrated company, not affecting financial strength, as well as being friendly and negotiated transactions.

[1] Data from the Scheme of Arrangement

The Strategic Plan "seeks to consolidate the successful formula followed by the Company in the past few years, combining growth, international expansion and efficiency as central pillars, with the ultimate objective of achieving greater profitability." The goal is not just to create value, but "to strengthen our commitment to shareholders, customers, society in general and those who work at IBERDROLA."

Completion of 2001-2006 Strategic Plan

Galán described 2006 as an excellent year for IBERDROLA. "In addition to taking some very important steps to build one of the largest electricity companies in the world, the goals of the previous Strategic Plan have been successfully achieved, the share price has risen 43%, and some magnificent results have been registered that allow the Company to increase shareholder remuneration by 20% over the previous year."

The Chairman recalled that in 2001, when the Company presented its 2001-2006 Strategic Plan, there was a sharp increase in demand in Spain, a shortage of investment in new production capacity and rising levels of contaminating emissions. The Plan focused on the basic business that IBERDROLA knows best -energy generation and supply - while identifying environmental aspects as a major opportunity through which the Company has anticipated the rest of the European electricity sector."

"After five years of continually surpassing its goals, IBERDROLA successfully completed the Plan and has become a reference among world energy companies for its results, value creation and contribution to sustainable development," said Galán. "We have created more than €20 billion in value and distributed more than €4.1 billion in dividends, becoming the leading European company in the sector by Total Shareholder Return in the period" (+180%).

Among other achievements during the period, based on investments of more than €15 billion, he mentioned clean energy generation where today the Company manages 5,600 MW through gas combined cycle plants in Spain (against the targeted 4,000 MW), installed capacity in Mexico of 5,000 MW, and wind energy capacity of around 5,000 MW (against the targeted 3.800 MW).

"I am delighted to say today that this strategic decision by IBERDROLA, a pioneer in this field five years ago, has been vindicated by some important political decisions taken at an international level," he said. "The Council of Europe a few weeks ago approved a target for 2020 to reduce carbon emissions by 20% compared to 1990 levels, for which a goal has been set for 20% of primary energy in Europe to be renewable by this date."

He also stressed the fact that IBERDROLA has met its commitment on quality of service for its more than 18 million customers around the world. "Five years afterwards, in Spain we offer a much higher quality than the rest of the sector," he said. Points of supply in Spain rose 14% to more than 10 million, while in

Latin America quality has improved 52% since the Company entered these markets.

The Company has also maintained its financial strength during the period, with a gearing of only 55%, while continuing to improve efficiency, with a doubling of efficiency ratios, which has meant that gross margin has systematically grown faster than net operating expenses.

Motivated to meet new challenges

Ignacio Galán said that thanks to the 2001-2006 Strategic Plan, IBERDROLA has become "a ship with a well prepared, well trained and motivated crew, and a course set perfectly to continue meeting new challenges and creating value."

A philosophy that sits perfectly with Desafío Español, the yacht for which IBERDROLA is principal sponsor in the 32nd America's Cup, whose final phases will take place in Valencia between April and July this year. In the corporate context, the Company has given approximately two million training hours to employees, awarded 2,600 promotions and approximately 3,100 new recruits.

"I would like to thank the effort and dedication of all those who work in IBERDROLA, to whom the real credit is due for achieving the targets, as well as the constructive contributions of union leaders," said Galán.

The chairman took note of the global economic context in 2006, with GDP growth of 3.8%, and said that average electricity demand in Spain has risen by 4.5% in the past few years, with a more moderate increase last year of 2.7% due to favourable climatic conditions in the last quarter.

He referred with satisfaction to some highly significant progress in the regulatory arena last year. "At the moment, in Spain we have a highly transparent regulatory framework, more stable and more in consonance with the free market."

In this regard, he said that the Royal Decree on Tariffs 2007, approved on 29 December 2006, "includes a realistic price for energy" and that there is an a priori recognition of tariff shortfalls that can be generated as a consequence of an insufficient increase in rates, in relation to energy market prices."

According to Galán, the new Decree introduces "important progress on the road to deregulation: it sanctions the principle of supplementary tariffs, establishes a calendar for eliminating official tariffs and introduces changes aimed fundamentally at a better operation of the market."

Additionally, in relation to regulatory issues, "there has been an increase in remuneration for electricity distribution" and the establishment of "a new remunerative model that favours, among other aspects, investments carried out and the quality of service offered," he added.

Shareholder remuneration of €1.06 per share in 2006

In this context, IBERDROLA last year recorded a net profit of €1,660 million, 20.1% more than in 2006, including extraordinary provisions that will improve efficiency in the coming years, with wind power and international expansion as principal drivers for growth.

Achievement of these magnificent results, said Galán, has allowed the Company to propose remuneration to shareholders of €1.06 per share – a dividend of €1.04 plus €0.02 as a bonus for attending the Shareholders Meeting today – exceeding the €1 per share targeted in the Strategic Plan.

The Chairman concluded by highlighting the Company's modification of its corporate governance practices. "IBERDROLA is, and has always been, an example of commitment to the best practices on corporate governance, with the principles of business ethics and transparency applied to all areas of its activity," he said.

Galán noted in this context the voluntary acceptance of the more relevant recommendations of the Unified Code of Corporate Governance, made public in May 2006 by the National Securities Market Commission (CNMV) and the proposal to modify the Statutes and By-laws of the Annual Shareholders Meeting, as well as information relating to changes in the rules affecting the Board and its Committees.

"IBERDROLA thus preserves its best corporate governance practices and includes those that improve the running of the Company, in an ordered and systematic way, and always consistent with its customs," he said. He pointed to the reduction in the number of board directors in 2006 from 19 to 15, in line with CNMV recommendations, with 11 of them independent.

Galan paid special attention to the appointment of four new Board directors last year: Inés Macho-Stadler, Braulio Medel, Íñigo Víctor de Oriol and José Carlos Pla. All were ratified by the Shareholders Meeting, re-electing the first three, "all of whom have contributed experience and great professionalism," said Galán. A new independent director was also named: Nicolás Osuna.

"With these appointments," he said, "IBERDROLA has adapted its Board to best practices, given it professionalism and experience and strengthened its commitment to the Spanish regions where it carries out its activities, thanks to the diversity of origin and experience of its members."

Galán concluded by welcoming new shareholders to the Group. Over the past year, these have included ACS, Omega Capital, Santander, Nicolás Osuna and the Sánchez-Ramade family, among others.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval in any jurisdiction with respect to the proposed offer (the "Offer") by Iberdrola S.A. ("Iberdrola") of ScottishPower plc ("ScottishPower") ordinary shares, nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The shares to be issued in connection with the proposed Offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

If and when Iberdrola commences the Offer for the ordinary shares of ScottishPower and the Offer is implemented by way of a Scheme of Arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola issued to existing ScottishPower shareholders in connection with the Offer will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower will furnish the Offer document to the SEC under cover of a Form 6-K. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the effective date of the Offer will be subject to certain U.S. transfer restrictions relating to any Iberdrola shares received in connection with the Scheme.

Loan notes that may be issued in connection with the Offer have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

If and when Iberdrola determines to commence the Offer by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Takeover Offer") rather than the Scheme, Iberdrola will, to the extent that the shares issued in connection with the proposed Takeover Offer are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola, ScottishPower, the Offer and any Takeover Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Offer.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by

applicable law, the companies involved in the proposed Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

FORWARD-LOOKING STATEMENTS

This communication and other documents relating to the Offer contain forward-looking information and statements about ScottishPower and Iberdrola and their combined businesses after completion of the proposed Offer and otherwise. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of ScottishPower and Iberdrola believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower and Iberdrola shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower and Iberdrola, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower and Iberdrola to the *Comisión Nacional del Mercado de Valores* and under "Risk Factors" in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower with the SEC on June 30, 2006.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola or of ScottishPower. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola or ScottishPower or any of their respective members, directors, officers, employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in documents relating to the Offer are based on information available to Iberdrola on the date thereof. Except as required by applicable law, Iberdrola does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	3,000	35.55	28/03/2007
PURCHASE	1,093	35.59	28/03/2007
PURCHASE	1,307	35.6	28/03/2007
PURCHASE	650	35.62	28/03/2007
PURCHASE	21,404	35.63	28/03/2007
PURCHASE	160	35.67	28/03/2007
PURCHASE	220	35.68	28/03/2007
CLEARANCE*	1,860	-	28/03/2007
PURCHASE	3,500	35.51	28/03/2007
PURCHASE	235	35.58	28/03/2007
PURCHASE	1,186	35.59	28/03/2007
PURCHASE	100,000	35.62	28/03/2007
SALE	7,500	35.53	28/03/2007
SALE	55	35.54	28/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the derivative refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 29th March 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Attn.: Mr. Rodrigo Buenaventura
Director del Área de Mercado
Pº de la Castellana, 19
28046 Madrid

Bilbao, March 30, 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES - Significant Event

Dear Sir,

We hereby inform you that today, March 30 2007, the shareholders of SCOTTISH POWER PLC have approved the Scheme of Arrangement at the Meeting called by the Court of Sessions of Edinburgh, and at the Extraordinary General Meeting, both of which relate to the combination with IBERDROLA, S.A.

This approval has been passed within the framework of the implementation agreement entered into by and between IBERDROLA, S.A. and SCOTTISH POWER PLC on November 28, 2006, by virtue of which the latter undertook to furnish the Scheme Document to its shareholders and to recommend the combination described therein. A copy of the Scheme Document, in English and Spanish, has been duly furnished to that National Commission.

Finally, we inform you that pursuant to Section 425 of the English law (Companies Act 1985) the combination is subject to the sanction by the Court of Session of Edinburgh (Scotland) in the hearings to be held on April 19 and April 23, 2007.

We remain at your disposal and at the disposal of that National Commission.

Yours sincerely,

Federico San Sebastian

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by IBERDROLA, S.A. of SCOTTISH POWER PLC (the "**Acquisition**"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when IBERDROLA, S.A. commences the Acquisition for the ordinary shares of SCOTTISH POWER PLC and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "**Scheme**"), any securities of IBERDROLA, S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and SCOTTISH POWER PLC will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when IBERDROLA, S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "**Offer**") rather than the Scheme, IBERDROLA, S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("**SEC**"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding IBERDROLA, S.A., SCOTTISH POWER PLC, the Acquisition and any Offer. SCOTTISH POWER PLC shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by SCOTTISH POWER PLC relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

PRESS release

30th March 2007

IBERDROLA

Gathered in Glasgow this morning in the Court and Extraordinary General Meetings

IBERDROLA SATISFIED FOLLOWING THE TRANSACTION APPROVAL BY SCOTTISHPOWER SHAREHOLDERS

THE TRANSACTION WILL CREATE A GLOBAL ENERGY GIANT WITH A COMPANY VALUE OF SOME €65,000 MILLION

- **Following the overwhelming endorsement this week of both companies' shareholders, the combination is scheduled for the end of April**

IBERDROLA showed its satisfaction today as a result of the approval by the ScottishPower shareholders, who were gathered in Glasgow this morning both in the Court Meeting and the Extraordinary General Meeting, of the transaction agreed by both Company Boards in November 2006.

IBERDROLA has reiterated that this transaction, valued at €17,100 million, represents a milestone in the Company's 100-year-old history and will create a global electricity giant, leader in the renewable energy sector and with a company value of approximately €65,000 million.

After the overwhelming approval given by shareholders of both companies this week, IBERDROLA expects the combination to take effect at the end of April once the remaining relevant details of the agreement are settled in accordance with the appropriate regulations.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Additional communications regarding IBERDROLA's operation for ScottishPower.

Dear Sirs,

In relation to the operation announced by IBERDROLA, S.A. for ScottishPower, BBVA hereby communicates the IBERDROLA, S.A. share transactions on the grounds of a discretionary management of the clients' / investors' funds on the indicated date.

Type of transaction	Number of shares	Price	Date
PURCHASE	2,500	35.70	29/03/2007

(*) Portfolio clearance from another entity

Product name (*)	Type of transaction	Number of shares to which the derivative refers	Strike price	Class (American / European)	Date of transaction	Maturity date

This information is hereby made public in compliance with Rule 8 of the Mergers and Acquisitions Code of the city of London.

Madrid, 30th March 2007

03 April 2007

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Iberdrola, S.A.
Company dealt in	Iberdrola, S.A.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
Date of dealing	02 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	94,737	(0.01%)		
(2) Derivatives (other than options)	3,403,589	(0.38%)		
(3) Options and agreements to purchase/sell	1,924,685	(0.21%)		
Total	5,423,011	(0.60%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name,	Long/short	Number of securities	Price per unit

(Note 6)	(Note 7)	(Note 5)
Swap Unwind	1,047	36.14 Eur
	1,166	36.13 Eur
	1,421	36.11 Eur
	2,613	36.10 Eur
	2,260	36.08 Eur
	1,017	36.07 Eur
	2,177	36.06 Eur
	1,329	36.05 Eur
	3,104	36.04 Eur
	1,151	36.02 Eur
	1,207	36.01 Eur
	1,179	35.99 Eur
	972	35.98 Eur
	1,127	35.93 Eur
	1,023	35.92 Eur
	2,207	35.91 Eur
	900,000	35.75 Eur

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	03 April 2007
Contact name	Enam Miah
Telephone number	+44 (0)207 6780258
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the "Acquisition"), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the "Scheme"), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the "Offer") rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission ("SEC"). **Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.
The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

END